UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

    EASTERN INSURANCE HOLDINGS, INC.

(Name of Issuer)

    Common Stock, no par value per share

(Title of Class of Securities)

    276534104

(CUSIP Number)

    Paul R. Burke

    Northaven Management, Inc.

    375 Park Avenue

    Suite 2709

    New York, New York 10152

    (212) 798-0304

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

    December 2, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 276534104 13D
1	NAME OF REPORTING PERSON. Northaven Partners, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY). IRS Identification No.:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 538,712
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 538,712
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 538,712
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 5.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 276534104 13D
1	NAME OF REPORTING PERSON. Northaven Partners II, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY). IRS Identification No.:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 41,341
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 41,341
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,341
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 0.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 276534104 13D
1	NAME OF REPORTING PERSON. Northaven Partners III, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY). IRS Identification No.:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: None
	8	SHARED VOTING POWER: None
	9	SOLE DISPOSITIVE POWER: None
	10	SHARED DISPOSITIVE POWER: None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 0.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 276534104 13D
1	NAME OF REPORTING PERSON. Northaven Offshore, Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY). IRS Identification No.:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 78,252
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 78,252
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,252
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 0.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 276534104 13D
1	NAME OF REPORTING PERSON. Northaven Associates, LLC. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY). IRS Identification No.:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 658,305
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 658,305
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 658,305
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 6.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 276534104 13D
1	NAME OF REPORTING PERSON. Northaven Management, Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY). IRS Identification No.:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 658,305
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 658,305
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 658,305
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 6.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 276534104 13D
1	NAME OF REPORTING PERSON. Paul R. Burke I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY). IRS Identification No.:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,044
	8	SHARED VOTING POWER 658,305
	9	SOLE DISPOSITIVE POWER 8,522
	10	SHARED DISPOSITIVE POWER 658,305
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 675,349
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 7.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 276534104 13D
1	NAME OF REPORTING PERSON. Richard Brown I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY). IRS Identification No.:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 658,305
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 658,305
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 658,305
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 6.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.	Security and Issuer

This Amendment No. 5 to the Statement on Schedule 13D is filed by Northaven Partners, L.P., Northaven Partners II, L.P., Northaven Partners III, L.P., Northaven Offshore, Ltd., Northaven Associates, LLC, Northaven Management, Inc. (the “Northaven Entities”), Paul R. Burke, and Richard Brown (together with the Northaven Entities, the “Reporting Persons”), relating to the common stock, no par value per share, of Eastern Insurance Holdings, Inc. (the “Issuer” or the “Company”), a Pennsylvania business corporation, and supplements and amends the Statement on Schedule 13D originally filed by the Northaven Entities on June 21, 2006.

Item 2.	Identity and Background

The disclosure in Item 2 is hereby amended and restated to read in its entirety as follows:

Name	Address of Principal Office	Principal Business	Jurisdiction of Organization/Citizenship
Northaven Partners, L.P.	375 Park Avenue, Suite 2709, New York, NY 10152	Investment Partnership	New York

Northaven Partners II, L.P.	375 Park Avenue, Suite 2709, New York, NY 10152	Investment Partnership	New York

Northaven Partners III, L.P.	375 Park Avenue, Suite 2709, New York, NY 10152	Investment Partnership	New York

Northaven Offshore, Ltd.	375 Park Avenue, Suite 2709, New York, NY 10152	Investment Company	Cayman Islands

Northaven Associates, LLC.	375 Park Avenue, Suite 2709, New York, NY 10152	General Partner of Northaven Partners, L.P., Northaven Partners II, L.P., and Northaven Partners III, L.P.	New York

Northaven Management, Inc.	375 Park Avenue, Suite 2709, New York, NY 10152	Investment Advisor	New York

Paul R. Burke	375 Park Avenue, Suite 2709, New York, NY 10152	Member of Northaven Associates, LLC	USA

Richard Brown	375 Park Avenue, Suite 2709, New York, NY 10152	Member of Northaven Associates, LLC	USA

None of the Northaven Entities, Paul R. Burke, or Richard Brown has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

None of the Northaven Entities, Paul R. Burke, or Richard Brown has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Item 3.	Source and Amount of Funds or Other Consideration

On December 2, 2009, the Northaven entities effected a cross-sale transaction in which Northaven Partners III, L.P. sold 260,368 shares of common stock of the Issuer, and Northaven Partners, L.P. (214,176 shares), Northaven Partners II, L.P. (16,006 shares), and Northaven Offshore, Ltd. (30,186 shares) purchased a total of 260,368 shares of common stock of the Issuer. All of the shares were sold and purchased at a price of $7.89 per share. Each of the Northaven entities used working capital available to them to make the above purchases.

Item 4.	Purpose of Transaction

The purpose of the cross-sale transaction was to divest all the shares of common stock of the Issuer held by Northaven Partners III, L.P. and to have those shares effectively redistributed among the other three Northaven entities in the amounts set forth in Item 3 above so that the overall beneficial ownership of the Northaven entities would remain the same following the transactions. The shares of Issuer’s common stock purchased by Northaven Partners, L.P., Northaven Partners II, L.P. and Northaven Offshore, Ltd. were acquired as an investment in the regular course of their business and they intend to reexamine their investment from time to time, and, depending on prevailing market conditions, other investment opportunities, liquidity requirements and other investment considerations the Reporting Persons deem material, they may from time to time acquire or dispose of the Issuer’s common stock in open market or privately negotiated transactions.

Except as described herein, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in Item 4(a) through 4(j) of Schedule 13D under Rule 13d-1(a).

Item 5.	Interest in Securities of the Issuer

The disclosure in Item 5 is hereby amended and restated to read in its entirety as follows:

(a) – (b)

(i) Northaven Partners, L.P. beneficially owns 538,712 shares, representing 5.5% of the 9,691,257 outstanding shares of the Issuer’s common stock as of December 2, 2009. Northaven Partners, L.P. does not have sole voting power over any of its shares. Northaven Partners, L.P. has shared voting power over 538,712 of its shares. Northaven Partners, L.P. does not have sole dispositive power over any of its shares. Northaven Partners, L.P. has shared dispositive power over 538,712 of its shares.

(ii) Northaven Partners II, L.P. beneficially owns 41,341 shares, representing 0.4% of the 9,691,257 outstanding shares of the Issuer’s common stock as of December 2, 2009. Northaven Partners II, L.P. does not have sole voting power over any of its shares. Northaven Partners II, L.P. has shared voting power over 41,341 of its shares. Northaven Partners II, L.P. does not have sole dispositive power over any of its shares. Northaven Partners II, L.P. has shared dispositive power over 41,341 of its shares.

(iii) After giving effect to the above described transactions, Northaven Partners III, L.P. does not beneficially own any shares of the Issuer’s common stock as of December 2, 2009. Northaven Partners III, L.P. also does not have sole voting power, shared voting power, sole dispositive power or shared dispositive power over any shares of common stock of the Issuer.

(iv) Northaven Offshore, Ltd. beneficially owns 78,252 shares, representing 0.8% of the 9,691,257 outstanding shares of the Issuer’s common stock as of December 2, 2009. Northaven Offshore, Ltd. does not have sole voting power over any of its shares. Northaven Offshore, Ltd. has shared voting power over 78,252 of its shares. Northaven Offshore, Ltd. does not have sole dispositive power over any of its shares. Northaven Offshore, Ltd. has shared dispositive power over 78,252 of its shares.

(v) Northaven Associates, LLC beneficially owns 658,305 shares, representing 6.8% of the 9,691,257 outstanding shares of the Issuer’s common stock as of December 2, 2009. Northaven Associates, LLC does not have sole voting power over any of its shares. Northaven Associates, LLC has shared voting power over 658,305 of its shares. Northaven Associates, LLC does not have sole dispositive power over any of its shares. Northaven Associates, LLC has shared dispositive power over 658,305 of its shares.

(vi) Northaven Management, Inc. beneficially owns 658,305 shares, representing 6.8% of the 9,691,257 outstanding shares of the Issuer’s common stock as of December 2, 2009. Northaven Management, Inc. does not have sole voting power over any of its shares. Northaven Management, Inc. has shared voting power over 658,305 of its shares. Northaven Management, Inc. does not have sole dispositive power over any of its shares. Northaven Management, Inc. has shared dispositive power over 658,305 of its shares.

(vii) Paul R. Burke and Richard Brown, as members of Northaven Associates, LLC, may each be deemed to beneficially own 658,305 shares, representing 6.8% of the 9,691,257 outstanding shares of the Issuer’s common stock as of December 2, 2009. Paul R. Burke and Richard Brown do not have sole voting power over any of the shares. Paul R. Burke and Richard Brown have shared voting power over 658,305 of the shares. Paul R. Burke and Richard Brown do not have sole dispositive power over any of the shares. Paul R. Burke and Richard Brown have shared dispositive power over 658,305 of the shares. Paul R. Burke has the power to vote the 8,522 shares of restricted stock granted to him by the Company on January 3, 2007 pursuant to the Company’s 2006 Stock Incentive Plan. Paul R. Burke also has the right to acquire sole voting power of 8,522 shares pursuant to a stock option for 21,304 shares granted on January 3, 2007 pursuant to the Company’s 2006 Stock Incentive Plan which vests ratably over five years. Paul R. Burke has dispositive power over 8,522 of such shares.

(c) Other than the transactions reported in Item 3 of this Amendment No. 5 to Schedule 13D, none of the Reporting Persons have effected any transactions in the Issuer’s common stock within the past 60 days.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities owned by the Reporting Persons as described in Items 5(a) and 5(b).

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings, and Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.3: Joint Filing Agreement, dated March 7, 2008, among Northaven Partners, L.P., Northaven Partners II, L.P., Northaven Partners III, L.P., Northaven Offshore, Ltd., Northaven Associates, LLC, Northaven Management, Inc, Paul R. Burke and Richard Brown.

Exhibit 99.4: Stock Purchase Agreement, dated February 26, 2008, among Eastern Insurance Holdings, Inc,., Northaven Partners, L.P., Northaven Partners II, L.P., Northaven Partners III, L.P. and Northaven Offshore, Ltd..

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	December 4, 2009

NORTHAVEN PARTNERS, L.P.			NORTHAVEN OFFSHORE, LTD.

By:	Northaven Associates, LLC,
as General Partner
By:
			Name:	Paul R. Burke
			Title:	Director
By:
	Name:	Paul R. Burke
	Title:	Member	NORTHAVEN ASSOCIATES, LLC

NORTHAVEN PARTNERS II, L.P.

By:	Northaven Associates, LLC,		By:
	as General Partner		Name:	Paul R. Burke
			Title:	Member

	By:		NORTHAVEN MANAGEMENT, INC.
	Name:	Paul R. Burke
	Title:	Member

NORTHAVEN PARTNERS III, L.P.			By:
			Name:	Paul R. Burke
By:	Northaven Associates, LLC,		Title:	Vice President
as General Partner

By:
	Name:	Paul R. Burke	Paul R. Burke
	Title:	Member

Richard Brown

INDEX TO EXHIBITS

Exhibit No.	Exhibit

99.3	Joint Filing Agreement, dated March 7, 2008, among Northaven Partners, L.P., Northaven Partners II, L.P., Northaven Partners III, L.P., Northaven Offshore, Ltd., Northaven Associates, LLC, Northaven Management, Inc, Paul R. Burke and Richard Brown.

99.4	Stock Purchase Agreement, dated February 26, 2008, among Eastern Insurance Holdings, Inc,., Northaven Partners, L.P., Northaven Partners II, L.P., Northaven Partners III, L.P. and Northaven Offshore, Ltd..